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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


SEC 1746 (11-02)


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*



                               SEDONA CORPORATION
                              --------------------
                                (Name of Issuer)


                         Common Stock ($.001 par value)
                       ---------------------------------
                         (Title of Class of Securities)


                                   805 893 302
                                 ---------------
                                  (CUSIP Number)

 David Richard Vey. 11822 Justice Avenue. Suite B-6. Baton Rouge Louisiana 70816
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




    Persons who respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 805 893 302
---------------------

1.    Name of Reporting Person: David Richard Vey
      I.R.S. Identification No.: ###-##-####


2. (a) Reporting person is a member of a group and the membership is expressly affirmed.


3.    SEC USE ONLY:______________________________________________________


4.    Source of Funds: WC, PF, BK
      ---------------

5.    No legal procedures or actions on Reporting Person's behalf.


6.    Citizenship: United States Citizen
      -----------

7.    Sole Voting Power: 32,081,853 Shares
      -----------------

8.    No Shared Voting Power.


9.    Sole Dispositive Power: 19,081,853 Shares
      ----------------------

10.   Shared Dispositive Power: 13,000,000 Shares
      ------------------------

11.   Aggregate Amount Beneficially Owned by Reporting Person: 32,081,853 Shares
      -------------------------------------------------------

12. The aggregate amount beneficially owned includes all shares without exclusion.


13.   Percent of Class Represented by Amount in Row 11:
      ------------------------------------------------

                         32% of Authorized (Inclusive of Derivatives)
                          8% of Shares Outstanding (Non-Derivatives)


14.   Type of Reporting Person: IN (Individual)
      ------------------------

Item 1. Security and Issuer:
---------------------------

Sedona Corporation, 1003 W. 9th Avenue, 2nd Floor, King of Prussia, Pennsylvania 19406 Common Stock ($.001 par value)


Item 2. Identity and Background:
-------------------------------
(a)   David Richard Vey

(b)   Business Address: 11822 Justice Avenue, Suite B-6, Baton Rouge, LA 70816

(c) o President of Vey Development, Inc., 11822 Justice Avenue, Suite B-6, Baton Rouge, Louisiana 70816

    o Partner in Esplanade, L.L.C., 8064 Summa Avenue, Suite A, Baton Rouge, Louisiana 70809

    o Partner in Oak Harbor Investments, L.L.C., 8064 Summa Avenue, Suite A, Baton Rouge, Louisiana 70809

(d) I have not, within the past five years, nor have I ever, been convicted in a criminal proceeding.

(e) I have not within the past five years been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and have not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   I am a legal United States Citizen


Item 3. Source and Amount of Funds or Other Consideration:
---------------------------------------------------------

Non-Derivative Stock: All funds used for the purchase of Non-Derivative stock were and will continue to be from personal or operating funds. One million shares of Sedona stock are pledged to a Bank as additional security for a Four Hundred Thousand Dollar Personal Line of Credit. Copies of the Security Agreement are attached. (Exhibit 1)

Warrants: The Issuer granted warrants (Stock Derivatives) as additional consideration for Filer providing interim financing. Copies of Interim Financing Term Sheets are attached. (Exhibit 2) No other consideration was paid for these warrants.

Convertible Debentures: The filer provided financing to the Company in an aggregate amount of One Million Nine Hundred and Ninety Thousand Dollars ($1,990,000.00) of which One Million Dollars is a term loan and Nine Hundred and Ninety Thousand Dollars is in the form of convertible debentures. The convertible debentures may be converted at the filer's option into 25,609,933 shares of Issuers Common Stock. No other consideration was paid or received. Copies of these Notes are attached (Exhibit 3).

Item 4.
------

Purpose of Transaction: The purpose of this investment is motivated by the opportunity for future profits. The company has developed and markets a CRM software application for small to mid-sized financial institutions. The product can be easily adapted for numerous other markets; as such, opportunities for future growth are attractive.

Plans of Filer that would result in changes: Conditions for providing financing included numerous requirements that would serve to lower the operating expenses of the Company. The filer was also granted the right to appoint 30% of the members of the Board of Directors. (Copies of the Term Sheets are attached as Exhibit 4, Page 3, Paragraph 2.)


Item 5. Interest in Securities of the Issuer:

  DESCRIPTION              ISSUER            FILER           FILER PERCENTAGE
  ---------------------------------------------------------------------------
Shares Outstanding       52,976,696         4,247,280               8%
  (Non-Derivative)
Shares Authorized       100,000,000        32,081,853              32%
                                     (Including Derivatives)

VOTING AND DISPOSITION       VOTING        DISPOSITION       SHARED DISPOSITION
--------------------------------------------------------------------------------

    David R. Vey           32,081,853       19,081,853           13,000,000

  Richard T. Hartley          ---              ---               13,000,000

Transactional History:
---------------------

--------------------------------------------------------------------------------------------------------------------------
                                               COMMON STOCK
                               (NON-DERIVATIVE) SECURITIES BENEFICIALLY OWNED
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
        DATE                 AMOUNT OF              PRICE            TOTAL SHARES
      PURCHASED               SHARES                PAID               TO-DATE                    OWNERSHIP
--------------------------------------------------------------------------------------------------------------------------
      7/18/2000                56,600                $3.17               56,600          Indirect (Vey Development, Inc.
                                                                                         Money Purchase Pension Plan and
                                                                                         Trust, Inc.)
--------------------------------------------------------------------------------------------------------------------------
      7/18/2000                   400                $3.56               57,000          Indirect (Vey Development, Inc.
                                                                                         Money Purchase Pension Plan and
                                                                                         Trust, Inc.)
--------------------------------------------------------------------------------------------------------------------------
      7/18/2000                12,500                $2.36               69,500          Indirect (Vey Development, Inc.
                                                                                         Money Purchase Pension Plan and
                                                                                         Trust, Inc.)
--------------------------------------------------------------------------------------------------------------------------
      7/19/2000                 8,500                $3.22               78,000          Direct
--------------------------------------------------------------------------------------------------------------------------
      7/19/2000                 5,000                $3.19               83,000          Direct
--------------------------------------------------------------------------------------------------------------------------
      5/11/2001               125,000                $0.60              208,000          Direct
--------------------------------------------------------------------------------------------------------------------------
      5/11/2001               125,000                $0.60              333,000          Indirect (Vey Development, Inc.
                                                                                         Money Purchase Pension Plan and
                                                                                         Trust, Inc.)
--------------------------------------------------------------------------------------------------------------------------
      5/11/2001               250,000                $0.60              583,000          Indirect (Vey Development, Inc.)
--------------------------------------------------------------------------------------------------------------------------
     11/27/2001               150,000                $0.50              733,000          Direct
--------------------------------------------------------------------------------------------------------------------------
     11/27/2001               100,000                $0.50              833,000          Indirect (Vey Development, Inc.
                                                                                         Money Purchase Pension Plan and
                                                                                         Trust, Inc.)
--------------------------------------------------------------------------------------------------------------------------
      1/14/2002               100,000                $0.50              933,000          Direct
--------------------------------------------------------------------------------------------------------------------------
      2/19/2002               200,000                $0.50            1,133,000          Direct
--------------------------------------------------------------------------------------------------------------------------
      2/25/2002                15,000                $0.82            1,148,000          Indirect (Vey Development, Inc.
                                                                                         Money Purchase Pension Plan and
                                                                                         Trust, Inc.)
--------------------------------------------------------------------------------------------------------------------------
       4/4/2002               400,000                $0.63            1,548,000          Direct
--------------------------------------------------------------------------------------------------------------------------
       5/1/2002                50,000                $0.98            1,598,000          Direct
--------------------------------------------------------------------------------------------------------------------------
       6/7/2002               449,640                $0.56            2,047,640          Direct
--------------------------------------------------------------------------------------------------------------------------
      6/25/2002               359,712                $0.56            2,407,352          Direct
--------------------------------------------------------------------------------------------------------------------------
      7/15/2002                89,928                $0.56            2,497,280          Direct
--------------------------------------------------------------------------------------------------------------------------
      8/15/2002               500,000                $0.35            2,997,280          Direct
--------------------------------------------------------------------------------------------------------------------------
      8/15/2002               500,000                $0.35            3,797,280          Direct
--------------------------------------------------------------------------------------------------------------------------
      9/18/2002               750,000                $0.30            4,247,280          Direct
--------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
                                                 COMMON STOCK
                                     (DERIVATIVE) SECURITIES BENEFICIALLY OWNED
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
       DATE            AMOUNT OF             PRICE             TOTAL SHARES
     PURCHASED           SHARES              PAID                TO-DATE                    OWNERSHIP
    5/11/2001            62,500               $1.50               62,500         Direct
----------------------------------------------------------------------------------------------------------------------------
    5/11/2001            62,500               $1.25              125,000         Direct
----------------------------------------------------------------------------------------------------------------------------
    5/11/2001            62,500               $1.25              187,500         Indirect (Vey Development, Inc. Money
                                                                                 Purchase Pension Plan and Trust, Inc.)
----------------------------------------------------------------------------------------------------------------------------
    5/11/2001            62,500               $1.50              250,000         Indirect (Vey Development, Inc. Money
                                                                                 Purchase Pension Plan and Trust, Inc.)
----------------------------------------------------------------------------------------------------------------------------
    5/11/2001           125,000               $1.25              375,000         Indirect (Vey Development, Inc.)
----------------------------------------------------------------------------------------------------------------------------
    5/11/2001           125,000               $1.50              500,000         Indirect (Vey Development, Inc.)
----------------------------------------------------------------------------------------------------------------------------
   11/27/2001            75,000               $0.75              575,000         Direct
----------------------------------------------------------------------------------------------------------------------------
   11/27/2001            50,000               $0.75              625,000         Indirect (Vey Development, Inc. Money
                                                                                 Purchase Pension Plan and Trust, Inc.)
----------------------------------------------------------------------------------------------------------------------------
    1/14/2002            50,000               $0.75              675,000         Direct
----------------------------------------------------------------------------------------------------------------------------
    2/19/2002           100,000               $0.50              775,000         Direct
----------------------------------------------------------------------------------------------------------------------------
     4/4/2002           200,000              $0.625              975,000         Direct
----------------------------------------------------------------------------------------------------------------------------
     6/7/2002           224,820              $0.556            1,199,820         Direct
----------------------------------------------------------------------------------------------------------------------------
    6/25/2002           179,856              $0.556            1,379,676         Direct
----------------------------------------------------------------------------------------------------------------------------
    7/15/2002            44,964              $0.556            1,424,640         Direct
----------------------------------------------------------------------------------------------------------------------------
    9/18/2002           750,000               $0.30            2,174,640         Direct
----------------------------------------------------------------------------------------------------------------------------
    12/6/2002         1,000,000               $0.10            3,174,640         Direct
----------------------------------------------------------------------------------------------------------------------------
     1/3/2003         2,000,000               $0.06            5,174,640         Direct
----------------------------------------------------------------------------------------------------------------------------
    1/10/2003        10,000,000               $0.01           15,174,640         Direct (David R. Vey and
                                                                                 Richard T. Hartley)
----------------------------------------------------------------------------------------------------------------------------
    3/13/2003        10,000,000               $0.01           25,174,640         Direct (David R. Vey and
                                                                                 Richard T. Hartley)
----------------------------------------------------------------------------------------------------------------------------
    3/20/2003            50,000               $0.20           25,224,640         Direct
----------------------------------------------------------------------------------------------------------------------------
    6/26/2003           446,429               $0.28           25,671,069         Direct
----------------------------------------------------------------------------------------------------------------------------
    7/15/2003           640,000               $0.25           26,311,069         Direct
----------------------------------------------------------------------------------------------------------------------------
    9/25/2003           888,889               $0.18           27,199,958         Direct
----------------------------------------------------------------------------------------------------------------------------
    11/6/2003           250,000               $0.20           27,449,958         Direct
----------------------------------------------------------------------------------------------------------------------------
    12/3/2003           384,615               $0.195          27,834,573         Direct
----------------------------------------------------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:
         ---------------------------------------------------------------------

The filer entered into a Financing Agreement with the Issuer in January 2003. The Financing Agreement required the Issuer to pledge the Assets of the Issuer as Security for the debt. Copies of the Debt Instrument and the Security Agreement are attached. (Exhibit 5)


Item 7. Materials to be filed as Exhibits:
-----------------------------------------

Exhibit 1
Exhibit 2
Exhibit 3
Exhibit 4
Exhibit 5

SIGNATURE:
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




December 28, 2003
---------------------------------------------------------------
DATE


David R. Vey
---------------------------------------------------------------
SIGNATURE


David Richard Vey, President, Vey Development, Inc.
---------------------------------------------------------------
NAME/TITLE